Exhibit (6)(h)

Commission Agreement

This Commission Agreement (this “Agreement”) is made effective as of January 16, 2024 between Sean Goodnight, employee of Phoenix Capital Group Holdings, LLC (the “Employee”) and Phoenix Capital Group Holdings, LLC (the “Company”). This agreement supersedes and replaces any previous commission agreement or rate structure in any documentation that was distributed to the Employee.

Sales commission

The Employee can earn a commission of 3.5% for closed mineral deals and 3% for closed lease deals. For clarity, commission is calculated and awarded when the deal formally “closes”, however the full commission has not yet been earned. Several post-close activities (such as communication with the client, collecting royalties or deal documents, etc) are required to earn the full commission.

Payment Timeline

Employee will receive a commission report on or around the 25th of each month listing all deals that have closed and the allocated commission associated to each. Commission payments are made to the Employee on the last business day of the month.

Large commissions may be paid out over several pay periods at management’s discretion.

Adjustments to commission

This commission percentage can be adjusted depending on whether the commission has been fully earned, as described above, or per the below scenarios:

•	An enhanced 1% can be applied for exceptional deals (i.e. deferments on purchases, advantageous price, etc.)

•	For every 5% that a purchase price exceeds the target price (Salesforce/ARK price), the commission percentage applied to the target will be reduced by 1% (with a floor of 1%).

•	Example: SF = $100,000, TPP = $105,000, commission rate was 3.5% ($3,500) – the reduced rate is 2.5% ($2,500).

•	Lease commission cap - $50,000 per family/deal

•	Mineral commission cap - $100,000 per family/deal

•	3rd party commission cap - $5,000 (this will be used for any deals involving brokers, auctions, middleman, etc. and will be a cap on the Employee’s commission)

* All of the above bullet points can be improved upon at management’s discretion

Commissions at termination of employment

If an employee quits or is terminated, any existing balance on the Employees commission report will be tendered to the Employee with their final pay. There will be no commission tendered to deals that have been executed but not closed.

Acceptance

By signing below, the Employee agrees to enter into this Commission Agreement and agrees to the terms described herein.

/s/ Sean Goodnight	1/23/2024

Employee Name	Date